Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations of Castor Maritime Inc. (“Castor”) for the three-month periods ended March 31, 2024, and March 31, 2023. Unless otherwise specified herein or the context otherwise requires, references to the “Company”, “we”, “our” and “us” or similar terms shall include Castor and its wholly owned subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. Amounts relating to percentage variations in period-on-period comparisons shown in this section are derived from those unaudited interim condensed consolidated financial statements. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. These forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. For a more complete discussion of these risks and uncertainties, please read the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information – D. Risk Factors” in our Annual Report for the year ended December 31, 2023 (the “2023 Annual Report”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 29, 2024. For additional information relating to our management’s discussion and analysis of financial conditions and results of operations, please see our 2023 Annual Report. Unless otherwise defined herein, capitalized terms and expressions used herein have the same meanings ascribed to them in the 2023 Annual Report.

Business Overview and Fleet Information

We are a growth-oriented global shipping company that was incorporated in the Republic of the Marshall Islands in September 2017 for the purpose of acquiring, owning, chartering and operating oceangoing cargo vessels. We are a provider of worldwide seaborne transportation services for dry bulk and container cargoes.

We currently operate a fleet consisting of 10 dry bulk carriers that engage in the worldwide transportation of commodities such as iron ore, coal, soybeans etc., with an aggregate cargo carrying capacity of 0.8 million dwt and an average age of 12.6 years and two containership vessels with an aggregate cargo carrying capacity of 0.1 million dwt and an average age of 18.7 years (together, our “Fleet”). The average age of our entire Fleet is 13.6 years as of May 16, 2024. Our management reviews and analyzes operating results for our business over two reportable segments, (i) the Dry Bulk Segment, and (ii) the Containership Segment.

Our dry bulk and containership fleets currently operate in the time charter market. Our commercial strategy primarily focuses on deploying our Fleet under a mix of period time charters and trip time charters according to our assessment of market conditions. Our aim is to periodically adjust the mix of these chartering arrangements to take advantage of the relatively stable cash flows and high utilization rates associated with period time charters or to profit from attractive spot charter rates in the trip charter market.

With effect from July 1, 2022, our vessels are technically and commercially managed by Castor Ships S.A. (“Castor Ships”). Castor Ships has opted, with effect from the same date, to technically co-manage our dry-bulk fleet with Pavimar S.A. (“Pavimar”), a related party controlled by Ismini Panagiotidis, the sister of our Chairman, Chief Executive Officer, Chief Financial Officer and controlling shareholder, Mr. Petros Panagiotidis, whereas the technical management of our containerships is currently subcontracted to one third-party ship management company.

The following table summarizes key information about our Fleet as of the date of this report:

Fleet vessels:

Dry Bulk Carriers
Vessel Name	Vessel Type	DWT	Year Built	Country of Construction	Purchase Price (in million)	Delivery Date
Magic P	Panamax	76,453	2004	Japan	$7.35	02/21/2017
Magic Horizon (1)	Panamax	76,619	2010	Japan	$12.75	10/09/2020
Magic Thunder	Kamsarmax	83,375	2011	Japan	$16.85	04/13/2021
Magic Eclipse	Panamax	74,940	2011	Japan	$18.48	06/07/2021
Magic Starlight	Kamsarmax	81,048	2015	China	$23.50	05/23/2021
Magic Vela(2)	Panamax	75,003	2011	China	$14.50	05/12/2021
Magic Perseus	Kamsarmax	82,158	2013	Japan	$21.00	08/09/2021
Magic Pluto	Panamax	74,940	2013	Japan	$19.06	08/06/2021
Magic Mars	Panamax	76,822	2014	Korea	$20.40	09/20/2021
Magic Callisto	Panamax	74,930	2012	Japan	$23.55	01/04/2022
Containerships
Ariana A	2,700 TEU capacity Containership	38,117	2005	Germany	$25.00	11/23/22
Gabriela A	2,700 TEU capacity Containership	38,121	2005	Germany	$25.75	11/30/22

(1)   On January 19, 2024, the Company entered into an agreement with an entity beneficially owned by a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Horizon for a gross sale price of $15.8 million. The transaction was approved by a special committee of disinterested and independent directors of the Company. The vessel is expected to be delivered to its new owners during the second quarter of 2024. See also Note 7 to our unaudited interim condensed consolidated financial statements, included elsewhere herein.

(2) On May 1, 2024, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Vela for a gross sale price of $16.4 million. The vessel is expected to be delivered to its new owners during the second quarter of 2024. See also Note 19 to our unaudited interim condensed consolidated financial statements, included elsewhere herein.

We intend to continuously explore the market in order to identify further potential acquisition targets which will help us modernize our Fleet and develop our business. Our acquisition strategy has so far focused on secondhand dry bulk vessels and, recently, containerships, though we may acquire vessels in other sizes, age and/or sectors which we believe offer attractive investment opportunities, subject to the parameters set out in certain resolutions passed by our board of directors in connection with the spin-off of our former tanker vessel business completed on March 7, 2023 (the “Spin-Off”). We may also opportunistically dispose of vessels and may engage in such acquisitions and disposals at any time and from time to time.

Recent Developments

On April 20, 2023, we received a notification from the Nasdaq Stock Market (“Nasdaq”) that the Company was not in compliance with the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market and we were provided with 180 calendar days to regain compliance with the Nasdaq Capital Market minimum bid price requirement. On October 19, 2023, we announced that we received a notification letter on October 18, 2023 from the Nasdaq granting us an additional 180-day extension to April 15, 2024 to regain compliance with Nasdaq’s minimum bid price requirement. On March 27, 2024, we effected a 1-for-10 reverse stock split of our common stock for the purpose of regaining compliance with the Nasdaq minimum bid price requirement pursuant to the authority granted to our board of directors by our shareholders. As a result of the reverse stock split, the number of outstanding shares was decreased to 9,662,354 common shares as of March 27, 2024, while the par value of our common shares remained unchanged at $0.001 per share. On April 11, 2024, we received written confirmation from Nasdaq that we had regained compliance with the minimum bid price requirement.

All share and per share amounts, as well as warrant shares eligible for purchase under the Company’s effective warrant schemes have been retroactively adjusted to reflect the reverse stock split.

Please refer to Note 19 to our unaudited interim condensed consolidated financial statements, included elsewhere herein, for other developments that took place after March 31, 2024.

Operating results

Important Measures and Definitions for Analyzing Results of Operations

Our management uses the following metrics to evaluate our operating results, including the operating results of our segments, and to allocate capital accordingly:

Total vessel revenues. Total vessel revenues are currently generated solely from time charters, though vessels have and may be employed under voyage charters in the future. Vessels operating on fixed time charters for a certain period provide more predictable cash flows over that period. Total vessel revenues are affected by the number of vessels in our fleet, hire rates and the number of days a vessel operates which, in turn, are affected by several factors, including the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, and levels of supply and demand in the seaborne transportation market.

For further discussion of vessel revenues, please refer to Note 14 to our unaudited interim condensed consolidated financial statements included elsewhere in this report.

Voyage expenses. Our voyage expenses primarily consist of brokerage commissions paid in connection with the chartering of our vessels. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses from time to time, such as for bunkers, when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry docking or due to other unforeseen circumstances. Gain/loss on bunkers may also arise where the cost of the bunker fuel sold to the new charterer is greater or less than the cost of the bunker fuel acquired.

Operating expenses. We are responsible for vessel operating costs, which include crewing, expenses for repairs and maintenance, the cost of insurance, tonnage taxes, the cost of spares and consumable stores, lubricating oils costs, communication expenses, and other expenses. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic dry-docking. Our ability to control our vessels’ operating expenses also affects our financial results.

Management fees. Management fees include fees paid to related parties providing certain ship management services to our fleet pursuant to the ship management agreements.

Off-hire. The period a vessel in our fleet is unable to perform the services for which it is required under a charter for reasons such as scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys or other unforeseen events.

Dry-docking/Special Surveys. We periodically dry-dock and/or perform special surveys on our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. Our ability to control our dry-docking and special survey expenses and our ability to complete our scheduled dry-dockings and/or special surveys on time also affects our financial results. Dry-docking and special survey costs are accounted under the deferral method whereby the actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due.

Ownership Days. Ownership Days are the total number of calendar days in a period during which we owned a vessel. Ownership Days are an indicator of the size of our fleet over a period and determine both the level of revenues and expenses recorded during that specific period.

Available Days. Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys. The shipping industry uses Available Days to measure the aggregate number of days in a period during which vessels are available to generate revenues. Our calculation of Available Days may not be comparable to that reported by other companies.

Operating Days. Operating Days are the Available Days in a period after subtracting unscheduled off-hire days and idle days.

Fleet Utilization. Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period. Fleet Utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels.

Daily Time Charter Equivalent Rate (“Daily TCE Rate”). See Appendix A for a description of the Daily TCE Rate.

Principal factors impacting our business, results of operations and financial condition

Our results of operations are affected by numerous factors. The principal factors that have impacted the business during the fiscal periods presented in the following discussion and analysis and that are likely to continue to impact our business are the following:

-	The levels of demand and supply of seaborne cargoes and vessel tonnage in the shipping segments in which we operate;

-	The cyclical nature of the shipping industry in general and its impact on charter rates and vessel values;

-
The successful implementation of the Company’s business strategy, including our ability to obtain equity and debt financing at acceptable and attractive terms to fund future capital expenditures and/or to implement our business strategy;

-	The global economic growth outlook and trends, such as price inflation and/or volatility;

-
Economic, regulatory, political and governmental conditions that affect shipping and the dry bulk and container segments, including international conflict or war (or threatened war), such as between Russia and Ukraine and in the Middle East, and acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea;

-	The employment and operation of our fleet including the utilization rates of our vessels;

-
Our ability to successfully employ our vessels at economically attractive rates and our strategic decisions regarding the employment mix of our fleet as our charters expire or are otherwise terminated;

-
Management of the financial, operating, general and administrative elements involved in the conduct of our business and ownership of our fleet, including the effective and efficient technical management of our fleet by our head and sub-managers, and their suppliers;

-	The number of customers who use our services and the performance of their obligations under their agreements, including their ability to make timely payments to us;

-	Our ability to maintain solid working relationships with our existing customers and our ability to increase the number of our charterers through the development of new working relationships;

-	The reputation and safety record of our manager and/or sub-managers for the management of our vessels;

-	Dry-docking and special survey costs and duration, both expected and unexpected;

-	The level of any distribution on all classes of our shares;

-	Our borrowing levels and the finance costs related to our outstanding debt as well as our compliance with our debt covenants;

-	Management of our financial resources, including banking relationships and of the relationships with our various stakeholders;

-	Major outbreaks of diseases and governmental responses thereto; and

-
The performance of the listed equity securities in which the Company currently has investments, which is subject to market risk and price volatility, and may adversely affect our results due to the realization of losses upon disposition of these investments or the recognition of significant unrealized losses during their holding period.

Employment and operation of our Fleet

Another factor that impacts our profitability is the employment and operation of our Fleet. The profitable employment of our Fleet is highly dependent on the levels of demand and supply in the shipping industries in which we operate, our commercial strategy including the decisions regarding the employment mix of our Fleet, as well as our managers’ ability to leverage our relationships with existing or potential customers. The effective operation of our Fleet mainly requires regular maintenance and repair, effective crew selection and training, ongoing supply of our Fleet with the spares and the stores that it requires, contingency response planning, auditing of our vessels’ onboard safety procedures, arrangements for our vessels’ insurance, chartering of the vessels, training of onboard and on-shore personnel with respect to the vessels’ security and security response plans (ISPS), obtaining of ISM certifications, compliance with environmental regulations and standards, and performing the necessary audit for the vessels within the six months of taking over a vessel and the ongoing performance monitoring of the vessels.

Financial, general and administrative management

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires us to manage our financial resources, which includes managing banking relationships, administrating our bank accounts, managing our accounting system, records and financial reporting, monitoring and ensuring compliance with the legal and regulatory requirements affecting our business and assets and managing our relationships with our service providers and customers.

See also “Item 3. Key Information—D. Risk Factors” in our 2023 Annual Report. Because many of the foregoing factors are beyond our control and certain of these factors have historically been volatile, past performance is not necessarily indicative of future performance and it is difficult to predict future performance with any degree of certainty.

Results of Operations

Following the completion of the Spin-Off, the historical results of operations and the financial position of Toro Corp. (“Toro”) and the Aframax/LR2 and Handysize segments for periods prior to the Spin-Off are presented as discontinued operations. For information on our discontinued operations, see Note 3 to the unaudited interim condensed consolidated financial statements.

Consolidated Results of Operations

Three months ended March 31, 2024, as compared to the three months ended March 31, 2023

(In U.S. Dollars, except for number of share data)	Three months ended March 31, 2023	Three months ended March 31, 2024	Change- amount	Change %
Total vessel revenues	$24,468,970	$20,390,247	$4,078,723	16.7%
Expenses:
Voyage expenses (including commissions to related party)	(1,277,085)	(1,064,734)	212,351	16.6%
Vessel operating expenses	(11,267,683)	(8,123,197)	3,144,486	27.9%
Management fees to related parties	(1,831,500)	(1,422,798)	408,702	22.3%
Depreciation and amortization	(5,812,463)	(3,855,832)	1,956,631	33.7%
General and administrative expenses (including costs from related party)	(1,134,664)	(1,929,550)	794,886	70.1%
Gain on sale of vessels (including gain from related party)	—	7,893,530	7,893,530	100%
Operating income	$3,145,575	$11,887,666	$8,742,091	277.9%
Interest and finance costs, net	(2,289,115)	(557,668)	1,731,447	75.6%
Other (expenses) / income (1)	(7,343,592)	11,065,037	18,408,629	250.7%
Income taxes	(22,906)	(63,289)	40,383	176.3%
Net (loss)/income and comprehensive (loss)/income from continuing operations, net of taxes	$(6,510,038)	$22,331,746	$28,841,784	443.0%
Net income and comprehensive income from discontinued operations, net of taxes	$17,339,332	$—	$17,339,332	100%
Net income and comprehensive income	$10,829,294	$22,331,746	$11,502,452	106.2%

(1)      Includes aggregated amounts for foreign exchange losses, unrealized gains / (losses) from equity securities and other income, as applicable in each period.

Total vessel revenues – Total vessel revenues decreased to $20.4 million in the three months ended March 31, 2024 from $24.5 million in the same period of 2023. The decrease was driven by the decrease in our Available Days from 1,980 days in the three months ended March 31, 2023, to 1,441 days in the three months ended March 31, 2024, following the sale of the (i) M/V Magic Rainbow on April 18, 2023, (ii) M/V Magic Twilight on July 20, 2023, (iii) M/V Magic Sun on November 14, 2023, (iv) M/V Magic Phoenix on November 27, 2023, (v) M/V Magic Argo on December 14, 2023, (vi) M/V Magic Moon on January 16, 2024, (vii) M/V Magic Orion on March 22, 2024 and (viii) M/V Magic Nova on March 11, 2024. This decrease was partially offset by the increase in prevailing charter rates of our dry bulk vessels. During the three months ended March 31, 2024, our Fleet earned on average a Daily TCE Rate of $13,411, compared to an average Daily TCE Rate of $11,713 earned during the same period in 2023.  Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix A for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage expenses – Voyage expenses decreased by $0.2 million, to $1.1 million in the three months ended March 31, 2024, from $1.3 million in the corresponding period of 2023. This decrease in voyage expenses is mainly associated with the decrease in the overall bunkers consumption of our Fleet.

Vessel operating expenses – The decrease in operating expenses by $3.2 million to $8.1 million in the three months ended March 31, 2024, from $11.3 million in the same period of 2023 mainly reflects the decrease in the Ownership Days of our Fleet to 1,441 days in the three months ended March 31, 2024, from 1,980 days in the same period in 2023.

Management fees – Management fees in the three months ended March 31, 2024, amounted to $1.4 million, whereas, in the same period of 2023, management fees totaled $1.8 million. This decrease in management fees is due to the decrease in the total number of Ownership Days following the sale of the dry bulk vessels mentioned above. This decrease was partially offset by the adjustment of management fees under the terms of the Amended and Restated Master Management Agreement effected on July 1, 2023, from $925 per vessel per day to $986 per vessel per day. On July 28, 2022, we entered into an amended and restated master management agreement with Castor Ships, with effect from July 1, 2022, (the “Amended and Restated Master Management Agreement”). Our vessel-owning subsidiaries each also entered into new ship management agreements with Castor Ships. For further details on our management arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Management, Commercial and Administrative Services” in our 2023 Annual Report.

Depreciation and amortization – Depreciation and amortization expenses are comprised of vessels’ depreciation and the amortization of vessels’ capitalized dry-dock costs. Depreciation expenses decreased to $3.5 million in the three months ended March 31, 2024, from $5.3 million in the same period of 2023. The decrease by $1.8 million reflects the decrease in the Ownership Days of our Fleet following the sale of dry bulk vessels discussed above. Dry-dock and special survey amortization charges amounted to $0.4 million for the three months ended March 31, 2024, compared to a charge of $0.6 million in the respective period of 2023. This variation in dry-dock amortization charges primarily resulted from the decrease in aggregate amortization days to 455 days in the three months ended March 31, 2024, from 612 days in the three months ended March 31, 2023, mainly as a result of the sale of vessels mentioned above.

General and administrative expenses – The increase in General and administrative expenses by $0.8 million, to $1.9 million in the three months ended March 31, 2024, from $1.1 million in the same period of 2023 mainly reflects the increase in professional fees by $0.7 million and the increase in our administrative fees under the Amended and Restated Master Management Agreement by $0.1 million.

Gain on sale of vessels - On January 16, 2024, we concluded the sale of the M/V Magic Moon which we sold, pursuant to an agreement dated November 10, 2023, for cash consideration of $11.8 million. The sale resulted in net proceeds to the Company of $11.2 million and the Company recorded a net gain on the sale of $2.4 million. On March 11, 2024, we concluded the sale of the M/V Magic Nova, sold pursuant to an agreement dated January 19, 2024 for cash consideration of $16.1 million. The sale resulted in net proceeds to the Company of $15.9 million and the Company recorded a net gain on the sale of $4.1 million. On March 22, 2024, we concluded the sale of the M/V Magic Orion, sold pursuant to an agreement dated December 7, 2023 for cash consideration of $17.4 million. The sale resulted in net proceeds to the Company of $16.8 million and the Company recorded a net gain on the sale of $1.4 million. Please also refer to Note 7 to our unaudited interim condensed consolidated financial statements for the three months ended March 31, 2024.

Interest and finance costs, net – The decrease by $1.7 million to $0.6 million in net interest and finance costs in the three months ended March 31, 2024, as compared with $2.3 million in the same period of 2023, is mainly due to the decrease in our weighted average indebtedness from $134.8 million in the three months ended March 31, 2023 to $80.4 million in the three months ended March 31, 2024 as well as an increase in interest we earned from time and cash deposits due to increased interest rates, as offset by an increase in the weighted average interest rate on our debt from 8.1% in the three months ended March 31, 2023, to 8.7% in the three months ended March 31, 2024.

Other (expenses) / income – Other income in the three months ended March 31, 2024 amounted to $11.1 million and mainly includes (i) an unrealized gain of $9.9 million from revaluing our investments in listed equity securities at period end market rates, (ii) dividend income on equity securities of $0.8 million and (iii) dividend income of $0.4 million from our investment in 140,000 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares of Toro (the “Toro Series A Preferred Shares”). Other expenses in the three months ended March 31, 2023 amounted to $7.3 million, and mainly included (i) an unrealized loss of $7.7 million from revaluing our investments in listed equity securities at period end market rates, (ii) dividend income on equity securities of $0.3 million and (iii) dividend income of $0.1 million from our investment in the Toro Series A Preferred Shares.

Segment Results of Operations

Three months ended March 31, 2024, as compared to the three months ended March 31, 2023 —Dry Bulk Segment

(in U.S. Dollars)	Three months ended March 31, 2023	Three months ended March 31, 2024	Change- amount	Change %
Total vessel revenues	21,031,930	17,247,214	3,784,716	18.0%
Expenses:
Voyage expenses (including commissions to related party)	(1,109,565)	(907,286)	202,279	18.2%
Vessel operating expenses	(9,708,905)	(6,851,407)	2,857,498	29.4%
Management fees to related parties	(1,665,000)	(1,243,346)	421,654	25.3%
Depreciation and amortization	(4,553,307)	(2,477,106)	2,076,201	45.6%
Gain on sale of vessels	—	7,893,530	7,893,530	100.0%
Segment operating income(1)	3,995,153	13,661,599	9,666,446	242.0%

(1)	Does not include corporate general and administrative expenses. See the discussion under “Consolidated Results of Operations” above.

Total vessel revenues – Total vessel revenues for our dry bulk fleet decreased to $17.2 million in the three months ended March 31, 2024 from $21.0 million in the same period of 2023. The decrease was driven by the decrease in our Available Days from 1,800 days in the three months ended March 31, 2023, to 1,259 days in the three months ended March 31, 2024, following the sale of the (i) M/V Magic Rainbow on April 18, 2023, (ii) M/V Magic Twilight on July 20, 2023, (iii) M/V Magic Sun on November 14, 2023, (iv) M/V Magic Phoenix on November 27, 2023, (v) M/V Magic Argo on December 14, 2023, (vi) M/V Magic Moon on January 16, 2024, and (vii) M/V Magic Orion on March 22, 2024 and (viii) M/V Magic Nova on March 11, 2024. This decrease was partially offset by the increase in prevailing charter rates of our dry bulk vessels. During the three months ended March 31, 2024, our dry bulk fleet earned on average a Daily TCE Rate of $12,978 compared to an average Daily TCE Rate of $11,068 earned during the same period in 2023. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix A for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage expenses – Voyage expenses decreased to $0.9 million in the three months ended March 31, 2024, from $1.1 million in the corresponding period of 2023. This decrease in voyage expenses is mainly associated with decreased bunkers consumption.

Vessel operating expenses – The decrease in operating expenses for our dry bulk fleet by $2.8 million, to $6.9 million in the three months ended March 31, 2024, from $9.7 million in the same period of 2023, mainly reflects the decrease in Ownership Days due to the sale of the vessels mentioned above.

Management fees – Management fees in the three months ended March 31, 2024, amounted to $1.2 million, whereas, in the same period of 2023, management fees totaled $1.7 million. This decrease in management fees is due to a decrease in the total number of Ownership Days following the sale of the dry bulk vessels mentioned above. This decrease was partially offset by the adjustment of management fees under the terms of the Amended and Restated Master Management Agreement effected on July 1, 2023, from $925 per vessel per day to $986 per vessel per day.

Depreciation and amortization – Depreciation expenses for our dry bulk fleet in the three months ended March 31, 2024 and 2023 amounted to $2.2 million and $4.0 million, respectively. The decrease reflects (i) the decrease in the Ownership Days of our dry bulk segment days to 1,259 days in the three months ended March 31, 2024, from 1,800 days in the same period in 2023, due to the sale of vessels described above and (ii) the effect of classifying the M/V Magic Horizon, M/V Magic Venus and M/V Magic Nebula as “held for sale”, as depreciation was not recorded during the period in which these vessels were classified as held for sale. Dry-dock and special survey amortization charges decreased to $0.3 million in the three months ended March 31, 2024, from $0.6 million in the same period of 2023. This variation in dry-dock amortization charges primarily resulted from the decrease in aggregate amortization days to 364 days in the three months ended March 31, 2024, from 612 days in the three months ended March 31, 2023, mainly as a result of the sale of vessels mentioned above.

Gain on sale of vessels – Refer to discussion under ‘Consolidated Results of Operations- Gain on sale of vessels’ above for details on the sale of the M/V Magic Moon, M/V Magic Nova and M/V Magic Orion.

Three months ended March 31, 2024, as compared to three months ended March 31, 2023— Containership Segment

	Three months ended March 31, 2023	Three months ended March 31, 2024	Change - amount	Change %
Total vessel revenues	3,437,040	3,143,033	294,007	8.6%
Expenses:
Voyage expenses (including commissions to related party)	(167,520)	(157,448)	10,072	6.0%
Vessel operating expenses	(1,558,778)	(1,271,790)	286,988	18.4%
Management fees to related parties	(166,500)	(179,452)	12,952	7.8%
Depreciation and amortization	(1,259,156)	(1,378,726)	119,570	9.5%
Segment operating income	285,086	155,617	129,469	45.4%

Total vessel revenues – Total vessel revenues for our containership segment amounted to $3.1 million in the three months ended March 31, 2024, as compared to $3.4 million in the same period of 2023. This decrease was driven by the decrease in prevailing charter rates of our container vessels. During the three months ended March 31, 2024, our containerships earned an average Daily TCE Rate of $16,404 compared to an average Daily TCE Rate of $18,164 earned in the same period of 2023. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix A for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP. During the period in which we owned them, both of our containerships were engaged in period time charters.

Voyage expenses – Voyage expenses for our containership segment amounted to $0.2 million in the three months ended March 31, 2024, and in the same period of 2023, reflecting increased bunkers consumption, offset by the decreased brokerage commissions due to the decrease in vessel revenues in the three months ended March 31, 2024 compared to the same period in 2023.

Vessel operating expenses – Operating expenses for our containership segment decreased to $1.3 million in the three months ended March 31, 2024, from $1.6 million in the same period of 2023, mainly reflecting the decrease in repairs, spares and maintenance costs of our containership vessels.

Management fees – Management fees for our containership segment amounted to $0.18 million and $0.17 million in the three months ended March 31, 2024, and in the same period of 2023, respectively, reflecting the adjustment of management fees under the terms of the Amended and Restated Master Management Agreement effective July 1, 2023.

Depreciation and amortization – Depreciation expenses for our containership segment amounted to $1.3 million in the three months ended March 31, 2024, and in the same period of 2023. Dry-dock amortization charges in the three months ended March 31, 2024, and the same period of 2023 amounted to $0.1 million and $0, respectively. The increase by $0.1 million relates to the M/V Ariana A, which underwent its dry-dock and special survey from mid-April 2023 up to early May 2023.

Liquidity and Capital Resources

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of proceeds from equity offerings, borrowings in debt transactions and cash generated from operations. Our liquidity requirements relate to servicing the principal and interest on our debt, funding capital expenditures and working capital (which includes maintaining the quality of our vessels and complying with international shipping standards and environmental laws and regulations) and maintaining cash reserves for the purpose of satisfying certain minimum liquidity restrictions contained in our credit facilities. In accordance with our business strategy, other liquidity needs may relate to funding potential investments in additional vessels or businesses and maintaining cash reserves to hedge against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.

As of March 31, 2024, and December 31, 2023, we held cash and cash equivalents of $157.2 million and $111.4 million (which excludes $8.0 million and $9.5 million of cash restricted in each period, under our debt agreements), respectively. Cash and cash equivalents are primarily held in U.S. dollars.

As of March 31, 2024, we had $75.2 million of gross indebtedness outstanding under our debt agreements, of which $26.6 million matures in the twelve-month period ending March 31, 2025. As of March 31, 2024, we were in compliance with all the financial and liquidity covenants contained in our debt agreements.

Working capital is equal to current assets minus current liabilities. As of March 31, 2024, we had a working capital surplus of $261.7 million as compared to a working capital surplus of $213.7 million as of December 31, 2023.

We believe that our current sources of funds and those that we anticipate to internally generate for a period of at least the next twelve months from March 31, 2024 will be sufficient to fund the operations of our Fleet, meet our working capital and capital expenditures requirements and service the principal and interest on our existing debt for that period and for the foreseeable future.

As of March 31, 2024, we did not have any commitments for capital expenditures related to vessel acquisitions.

Our Borrowing Activities

Please refer to Note 8 to our unaudited interim condensed consolidated financial statements, included elsewhere herein, for information regarding our borrowing activities as of March 31, 2024.

Cash Flows

The following table summarizes our net cash flows provided by/(used in) operating, investing, and financing activities and our cash, cash equivalents and restricted cash for the three-month periods ended March 31, 2023, and 2024:

	Three months ended March 31,
(in U.S. Dollars)	2023	2024
Net cash provided by operating activities from continuing operations	$290,774	$11,330,851
Net cash (used in) / provided by investing activities from continuing operations	(31,687,845)	45,016,072
Net cash used in financing activities from continuing operations	(5,899,175)	(12,063,590)
Net cash provided by operating activities from discontinued operations	20,409,041	—
Net cash used in investing activities from discontinued operations	(153,861)	—
Net cash used in financing activities from discontinued operations	(62,734,774)	—
Cash, cash equivalents and restricted cash at beginning of period	152,307,420	120,901,147
Cash, cash equivalents and restricted cash at end of period	$72,531,580	$165,184,480

Operating Activities (from continuing operations):

For the three months ended March 31, 2024, net cash provided by operating activities of continuing operations amounted to $11.3 million, consisting of net income of $22.3 million, non-cash adjustments related to depreciation and amortization of $3.9 million, aggregate gain on sale of the M/V Magic Moon, M/V Magic Nova, and M/V Magic Orion of $7.9 million, amortization of deferred finance charges of $0.1 million, amortization of fair value of acquired charters of $0.3 million, straight line amortization of hire of $0.9, unrealized gain of $9.8 million from revaluing our investments in listed equity securities at period end market rates and a net decrease of $3.3 million in working capital, which is mainly the result of decreases in (i) trade receivables by $1.2 million, (ii) inventories by $0.3 million, (iii) ‘Due from/to related parties’ by $2.2 million, (iv) ‘Prepaid expenses and other assets’ by $0.5 million and (v) ‘Accounts payable’ by $1.1 million.

For the three months ended March 31, 2023, net cash provided by operating activities amounted to $0.3 million consisting of net income after non-cash items of $8.2 million offset by an increase of $7.9 million in our working capital, which mainly derived from (i) decrease in accounts payable by $3.6 million and (ii) decrease in accrued liabilities by $1.4 million.

Investing Activities (from continuing operations):

 For the three months ended March 31, 2024, net cash provided by investing activities amounted to $45.0 million mainly reflecting the net cash inflow of $43.8 million of net proceeds from the sale of the M/V Magic Moon, M/V Magic Nova and M/V Magic Orion and the advance deposits of $4.95 million received relating to the sale of the M/V Magic Nebula, M/V Magic Venus and M/V Magic Horizon, offset by outflows of $3.8 million associated with the purchase of equity securities. Please also refer to Notes 4, 7, 9 and 19 to our unaudited interim condensed consolidated financial statements included elsewhere in this report for a more detailed discussion.

For the three months ended March 31, 2023, net cash used in investing activities amounted to $31.7 million mainly reflecting the cash outflows of $31.7 million associated with the purchase of equity securities. Please also refer to Note 9 of our unaudited interim consolidated financial statements included elsewhere in this report for a more detailed discussion.

Financing Activities (from continuing operations):

For the three months ended March 31, 2024, net cash used in financing activities amounted to $12.1 million, mainly relating to (i) the $11.4 million of period scheduled principal repayments under our existing secured credit facilities and early prepayments due to sale of vessels and (ii) $0.6 million of dividends paid relating to Series D Preferred Shares. Please also refer to Notes 4, 8 and 10 to our unaudited interim consolidated financial statements included elsewhere in this report for a more detailed discussion.

For the three months ended March 31, 2023, net cash used in financing activities amounted to $5.9 million, mainly relating to $8.4 million of period scheduled principal repayments under our existing secured credit facilities, offset by $2.6 million cash reimbursement from Toro relating to the Spin-Off expenses incurred by us on Toro’s behalf during 2022 and up to the completion of the Spin-Off.

Critical Accounting Estimates

We prepare our financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more details on our Critical Accounting Estimates, please read “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates” in our 2023 Annual Report. For a description of our significant accounting policies, please read Note 2 to our unaudited interim condensed consolidated financial statements, included elsewhere in this report, “Item 18. Financial Statements” in our 2023 Annual Report and more precisely “Note 2. Significant Accounting Policies and Recent Accounting Pronouncements” of our consolidated financial statements included in our 2023 Annual Report.

APPENDIX A

Non-GAAP Financial Information

Daily TCE Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”) is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (i.e., it is a non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. We calculate Daily TCE Rate by dividing total revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry docking. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. The Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and, management believes that the Daily TCE Rate provides meaningful information to our investors since it compares daily net earnings generated by our vessels irrespective of the mix of charter types (i.e., time charter, voyage charter or other) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may be different from and may not be comparable to that reported by other companies. The following table reconciles the calculation of the Daily TCE Rate for our Fleet to Total vessel revenues for the periods presented (amounts in U.S. dollars, except for Available Days):

Reconciliation of Daily TCE Rate to Total vessel revenues — Continuing operations

	Three-months ended March 31,	Three-months ended March 31,
	2023	2024
Total vessel revenues	$24,468,970	$20,390,247
Voyage expenses -including commissions to related party	(1,277,085)	(1,064,734)
TCE revenues	$23,191,885	$19,325,513
Available Days	1,980	1,441
Daily TCE Rate	$11,713	$13,411

Reconciliation of Daily TCE Rate to Total vessel revenues — Dry Bulk Segment

	Three-months ended March 31,	Three-months ended March 31,
	2023	2024
Total vessel revenues	$21,031,930	$17,247,214
Voyage expenses - including commissions to related party	(1,109,565)	(907,286)
TCE revenues	$19,922,365	$16,339,928
Available Days	1,800	1,259
Daily TCE Rate	$11,068	$12,978

Reconciliation of Daily TCE Rate to Total vessel revenues — Containership Segment

	Three-months ended March 31,	Three-months ended March 31,
	2023	2024
Total vessel revenues	$3,437,040	$3,143,033
Voyage expenses - including commissions to related party	(167,520)	(157,448)
TCE revenues	$3,269,520	$2,985,585
Available Days	180	182
Daily TCE Rate	$18,164	$16,404